September 4, 2025

Maria Maccecchini
President, Chief Executive Officer and Acting Chief Financial Officer Annovis Bio, Inc.
101 Lindenwood Drive, Suite 225
Malvern, PA 19355

       Re: Annovis Bio, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 21, 2025
           File No. 001-39202
Dear Maria Maccecchini:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 83

1. We note your statement on page 82 that you "track and record information regarding external research and development expenses for each study or trial that we conduct."
       However, you have not provided such a breakout on page 83, nor have you quantified, in the accompanying explanation, the changes in the several factors
       identified as having contributed to the consolidated change. Given research and development (R&D) expenses continue to account for most of your operating expenses and that buntanetap is now being studied in two Phase 3 trials for multiple indications, please provide revised disclosure to be included in future filings, beginning with your Form 10-Q for the period ended September 30, 2025, to quantify your external R&D expenses by program and indication for each period presented. As part of your response, please provide what this disclosure would have looked like had it been included in your December 31, 2024 Form 10-K, March 31, 2025 Form 10-Q
 September 4, 2025
Page 2

       and June 30, 2025 Form 10-Q.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences